STATEMENT OF INVESTMENTS

Dreyfus Municipal Bond Fund

May 31, 2008 (Unaudited)

Long-Term Municipal Investments--98.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--2.8%				
Alabama Public School and College Authority (Capital Improvement)	5.50	7/1/19	29,250,000	30,390,457
Courtland Industrial Development Board, EIR (International Paper Company Project)	6.25	8/1/25	8,000,000	7,970,000
Jefferson County, Limited Obligation School Warrants	5.25	1/1/20	15,000,000	14,245,800
Alaska--1.0%				
Alaska Energy Authority, Power Revenue (Bradley Lake Hydroelectric Project) (Insured; FSA)	6.00	7/1/17	5,730,000	6,662,042
Alaska International Airports System, Revenue (Insured; AMBAC)	5.75	10/1/12	4,500,000 a	4,992,660
Anchorage, Electric Utility Revenue (Insured; MBIA)	6.50	12/1/15	6,135,000	7,352,368
Arizona--1.9%				
Apache County Industrial Development Authority, PCR (Tucson Electric Power Company Project)	5.85	3/1/28	7,750,000	7,455,422
Apache County Industrial Development Authority, PCR (Tucson Electric Power Company Project)	5.88	3/1/33	28,570,000	27,623,762
California--12.4%				
California, GO (Various Purpose)	5.50	4/1/14	4,205,000 a	4,743,408
California, GO (Various Purpose)	5.50	4/1/14	9,545,000 a	10,767,142
California County Tobacco Securitization Agency, Tobacco Settlement Asset-Backed Bonds (Kern County Tobacco Funding Corporation)	6.25	6/1/37	6,100,000	6,011,672
California Department of Veterans Affairs, Home Purchase Revenue	5.00	12/1/42	8,000,000	7,498,080
California Department of Water Resources, Power Supply Revenue	5.13	5/1/12	20,500,000 a	22,399,325
California Department of Water Resources, Water System				

Revenue (Central Valley Project)	5.50	12/1/11	1,280,000 [a]	1,400,410
California Department of Water Resources, Water System Revenue (Central Valley Project)	5.50	12/1/11	60,000 [a]	65,644
California Department of Water Resources, Water System Revenue (Central Valley Project)	5.50	12/1/16	6,330,000	6,833,678
California Department of Water Resources, Water System Revenue (Central Valley Project)	5.00	12/1/27	17,350,000	18,256,884
California Educational Facilities Authority, Revenue (University of Southern California)	4.50	10/1/33	15,085,000	14,687,963
California Health Facilities Financing Authority, Revenue (Sutter Health)	5.25	11/15/46	10,000,000	9,993,200
California Housing Finance Agency, Home Mortgage Revenue	4.80	8/1/37	5,000,000	4,483,350
California Public Works Board, LR (Department of Mental Health) (Coalinga State Hospital)	5.13	6/1/29	10,000,000	10,095,100
California Public Works Board, LR (Various University of California Projects)	5.50	6/1/14	9,750,000	10,630,522
California Statewide Communities Development Authority, Revenue (Inland Regional Center Project)	5.38	12/1/37	10,325,000	9,905,289
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/42	60,655,000 [b]	8,947,826
Chula Vista, IDR (San Diego Gas and Electric Company)	5.50	12/1/21	11,725,000	12,123,415
Coast Community College District, GO (Insured; FSA)	0.00	8/1/29	15,000,000 [b]	11,635,350
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds	5.50	6/1/13	28,495,000 [a]	31,107,422
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC)	5.50	6/1/13	10,000,000 [a]	10,916,800
Golden State Tobacco Securitization Corporation,				

Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	17,575,000	15,338,405
San Mateo County Community College District, GO (Insured; MBIA)	0.00	9/1/25	10,000,000 b	4,163,400
Colorado--.4%				
University of Colorado Hospital Authority, Revenue	5.00	11/15/37	9,050,000	8,222,287
Delaware--.3%				
Delaware Economic Development Authority, Water Revenue (United Water Delaware Project) (Insured; AMBAC)	6.20	6/1/25	5,000,000	5,063,750
District of Columbia--1.0%				
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	6.50	5/15/33	7,920,000	7,712,971
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	184,975,000 b	10,872,830
Florida--4.9%				
Florida Department of Environmental Protection, Revenue (Insured; FGIC)	5.75	7/1/13	10,270,000	10,891,335
Florida Housing Finance Corporation, Homeowner Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	5.10	7/1/31	9,545,000	9,181,431
Florida State Board of Education, Public Education Capital Outlay	5.50	6/1/16	12,000,000	12,939,480
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	9,000,000	8,888,400
Orange County, Tourist Development Tax Revenue (Insured; AMBAC)	5.00	10/1/24	10,110,000	10,327,163
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	12/1/12	2,090,000 a	2,339,922
Orlando Utilities Commission, Water and Electric Revenue	6.75	10/1/17	15,875,000	18,826,639
Tampa, Utility Tax and Special Revenue (Insured; AMBAC)	5.75	10/1/13	9,100,000	10,186,904
Tampa Bay Water, Utility System Improvement Revenue (Insured; FGIC)	5.25	10/1/19	2,575,000	2,702,772
Tampa Bay Water, A Regional Water Supply Authority, Utility				

System Revenue	5.00	10/1/38	6,000,000 c	6,155,520
Georgia--4.8%				
Atlanta Development Authority,				
Student Housing Revenue				
(ADA/CAU Partners, Inc.				
Project at Clark Atlanta				
University) (Insured; ACA)	6.25	7/1/14	4,575,000	4,617,227
Augusta,				
Water and Sewerage Revenue				
(Insured; FSA)	5.25	10/1/39	15,125,000	15,828,312
Chatham County Hospital Authority,				
Improvement Revenue (Memorial				
Health University)	5.75	1/1/29	3,600,000	3,330,216
Fulton County Facilities				
Corporation, COP (Fulton				
County Public Purpose Project)				
(Insured; AMBAC)	5.50	11/1/18	11,630,000	12,289,770
Georgia	5.80	11/1/09	19,580,000 a	20,966,068
Georgia	5.80	11/1/09	20,000,000 a	21,415,800
Milledgeville and Baldwin County				
Development Authority, Revenue				
(Georgia College and State				
University Foundation Property				
III, LLC Student Housing				
System Project)	5.63	9/1/14	5,100,000 a	5,806,605
Private Colleges and Universities				
Authority, Revenue (Mercer				
University Project)	5.75	10/1/11	6,000,000 a	6,666,060
Hawaii--.8%				
Hawaii				
(Insured; FSA)	5.80	9/1/09	14,000,000 a	14,766,500
Idaho--.9%				
Idaho Housing Agency,				
MFHR	6.70	7/1/24	8,195,000	8,202,294
Power County Industrial				
Development Corporation, SWDR				
(FMC Corporation Project)	6.45	8/1/32	8,625,000	8,679,079
Illinois--4.7%				
Chicago Board of Education,				
Unlimited Tax GO (Dedicated				
Revenues)	5.25	12/1/25	15,000,000	15,907,650
Chicago O'Hare International				
Airport, General Airport Third				
Lien Revenue (Insured; FGIC)	5.25	1/1/23	21,370,000	21,906,173
Chicago O'Hare International				
Airport, General Airport Third				
Lien Revenue (Insured; FSA)	5.75	1/1/24	7,465,000	7,741,951
Chicago O'Hare International				
Airport, General Airport Third				
Lien Revenue (Insured; MBIA)	5.25	1/1/27	1,000,000	1,002,350
Chicago O'Hare International				
Airport, Special Facility				

Revenue (American Airlines, Inc. Project)	5.50	12/1/30	12,000,000	6,529,920
Illinois Finance Authority, Revenue (Northwestern Memorial Hospital)	5.50	8/15/14	22,310,000 a	25,103,881
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	10,000,000 a	10,870,200
Indiana--.6%				
Indiana Transportation Finance Authority, Highway Revenue (Insured; FGIC)	5.75	12/1/21	10,000,000	11,496,900
Kansas--1.1%				
Wichita, Hospital Facilities Improvement Revenue (Christi Health System)	5.50	11/15/26	7,000,000	7,180,320
Wyandotte County Kansas City Unified Government, Utility System Revenue (Insured; AMBAC)	5.60	9/1/23	12,010,000	13,070,243
Kentucky--.5%				
Mount Sterling, LR (Kentucky League of Cities Funding Trust Program)	6.10	3/1/18	7,955,000	9,133,772
Louisiana--.2%				
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Westlake Chemical Corporation Projects)	6.75	11/1/32	4,000,000	4,020,720
Maryland--1.3%				
Maryland Community Development Administration, Department of Housing and Community Development	6.00	7/1/39	10,000,000 d,e	10,051,450
Maryland Economic Development Corporation, Student Housing Revenue (Frostburg State University Project)	6.25	10/1/33	8,580,000	8,247,525
Maryland Health and Higher Educational Facilities Authority, Revenue (Washington County Hospital Issue)	6.00	1/1/43	5,750,000	5,777,485
Massachusetts--3.1%				
Massachusetts	6.00	2/1/10	20,000,000 a,d,e	21,358,700
Massachusetts, Consolidated Loan (Insured; FSA)	5.25	8/1/24	14,000,000	15,119,440
Massachusetts, Special Obligation Dedicated Tax Revenue (Insured; FGIC)	5.25	1/1/14	5,000,000 a	5,468,200
Massachusetts Housing Finance				

Agency, Housing Revenue	5.30	6/1/49	6,250,000	5,949,938
Massachusetts Municipal Wholesale Electric Company, Power Supply System Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA)	5.25	7/1/13	10,000,000	10,695,700

Michigan--1.5%

Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	7,500,000	7,641,075
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,105,000	3,905,292
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/48	19,500,000	17,388,150

Minnesota--.7%

Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	11,000,000	11,042,240
Shakopee Health Care Facilities, Revenue (Saint Francis Regional Medical Center)	5.25	9/1/34	3,000,000	2,852,250

Mississippi--.3%

Mississippi Home Corporation, SFMR (Collateralized: FNMA and GNMA)	6.25	12/1/32	5,620,000	5,856,433

Missouri--.4%

Saint Louis, Airport Revenue (Lambert-Saint Louis International Airport) (Airport Development Program) (Insured; MBIA)	5.63	7/1/11	2,500,000 [a]	2,708,500
Saint Louis, Airport Revenue (Lambert-Saint Louis International Airport) (Airport Development Program) (Insured; MBIA)	5.63	7/1/11	5,000,000 [a]	5,417,000

Nebraska--2.2%

Omaha Public Power District, Electric Revenue	5.50	2/1/14	37,300,000	41,098,259

Nevada--.8%

Clark County, IDR (Nevada Power Company Project)	5.60	10/1/30	3,000,000	2,592,870
Clark County, IDR (Nevada Power Company Project)	5.90	11/1/32	15,000,000	13,215,900

New Hampshire--.9%

New Hampshire Business Finance
    Authority, PCR (Public Service

Company of New Hampshire Project) (Insured; MBIA)	6.00	5/1/21	15,500,000	15,833,250
New Hampshire Housing Finance Authority, Single Family Residential Mortgage Bonds	6.85	1/1/25	1,125,000	1,142,156

New Jersey--9.0%

Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	9,505,000	9,487,796
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/24	11,120,000	10,853,676
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/31	8,000,000	7,710,560
New Jersey Economic Development Authority, PCR (Public Service Electric and Gas Company Project) (Insured; MBIA)	6.40	5/1/32	39,140,000	39,479,735
New Jersey Transit Corporation, Federal Transit Administration Grants, COP (Master Lease Agreement) (Insured; AMBAC)	5.75	9/15/10	15,000,000 [a]	16,122,000
New Jersey Transportation Trust Fund Authority (Insured; FSA)	6.00	6/15/12	24,660,000 [d,e]	27,524,382
New Jersey Transportation Trust Fund Authority (Transportation System)	5.75	6/15/18	7,750,000	9,017,125
New Jersey Transportation Trust Fund Authority (Transportation System)	5.75	6/15/20	12,645,000	14,605,481
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; AMBAC)	5.00	12/15/27	15,000,000	15,588,150
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.75	6/1/13	3,000,000 [a]	3,484,680
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	12,065,000 [a]	14,146,454

New Mexico--.5%

New Mexico Finance Authority, State Transportation Revenue (Senior Lien) (Insured; MBIA)	5.25	6/15/20	8,000,000	8,643,680
New Mexico Mortgage Financing Authority	6.80	1/1/26	945,000	980,126

New York--14.7%

Austin Trust

(Port Authority of New York and New Jersey, Consolidated Bonds, 151th Series)	6.00	9/15/28	25,000,000 d,e	27,279,125
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.50	12/1/12	10,000,000	11,004,900
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.50	12/1/13	25,860,000	28,808,816
Metropolitan Transportation Authority, State Service Contract Revenue	5.75	1/1/18	17,025,000	19,685,667
Metropolitan Transportation Authority, Transportation Revenue	5.00	11/15/31	8,250,000	8,334,810
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC)	5.50	11/15/19	5,000,000	5,336,000
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	10,000,000	9,916,900
New York City	5.75	3/1/13	5,505,000 a	6,172,977
New York City	5.75	3/1/18	7,800,000	8,494,122
New York City	5.25	8/15/24	18,500,000	19,283,660
New York City (Insured; MBIA)	5.50	5/15/09	11,180,000 a	11,668,566
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center, LLC Project)	6.50	3/1/35	10,000,000	10,119,500
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	10,360,000	9,947,361
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	14,000,000	13,699,280
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	5,100,000 a	5,457,561
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	11,910,000 a	12,745,010
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.50	5/1/10	29,100,000 a,d,e	31,203,494
New York State Dormitory Authority, Consolidated Second				

General Resolution Revenue (City University System)	7.50	7/1/10	2,750,000	2,896,355
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; MBIA)	5.75	7/1/27	9,500,000	10,930,225
New York State Dormitory Authority, Revenue (Orange Regional Medical Center Obligated Group)	6.13	12/1/29	5,000,000	5,027,300
New York State Dormitory Authority, Revenue (Orange Regional Medical Center Obligated Group)	6.25	12/1/37	6,500,000	6,557,265
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/09	10,000,000 a	10,210,700
North Carolina--1.3%				
Charlotte	5.25	2/1/15	9,380,000	9,571,915
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; AMBAC)	5.00	1/1/20	14,000,000	14,472,360
North Carolina Housing Finance Agency, Single Family Revenue	6.50	9/1/26	1,155,000	1,188,125
Ohio--1.3%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	25,435,000	23,838,191
Oklahoma--.4%				
Claremore Industrial and Redevelopment Authority, EDR (Yuba Project)	8.38	7/1/11	7,500,000	7,499,400
Pennsylvania--1.1%				
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	10,000,000	10,105,300
Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project)	6.00	6/1/31	12,000,000	11,174,040
South Carolina--1.2%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.88	12/1/12	4,000,000 a	4,526,480
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.00	12/1/23	15,000,000	15,460,950
South Carolina Housing Finance and Development Authority, Mortgage Revenue	6.70	7/1/27	1,345,000	1,386,157
South Carolina Housing Finance and				

Development Authority, Mortgage Revenue (Collateralized; FHA)	6.75	7/1/26	760,000	760,623
Tennessee--2.1%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	5.50	7/1/36	10,525,000	10,019,379
Tennessee Energy Acquisition Corporation, Gas Project Revenue	5.00	2/1/25	10,000,000	9,616,400
Tennessee Energy Acquisition Corporation, Gas Project Revenue	5.00	2/1/27	21,060,000	19,956,667
Texas--8.7%				
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	5.75	12/1/29	5,000,000	2,784,050
Brazos River Authority, PCR (TXU Energy Company LLC Project)	6.75	10/1/38	5,790,000	5,101,337
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (Learjet Inc. Project)	6.15	1/1/16	5,865,000	5,616,441
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Improvement Revenue (Insured; FGIC)	5.75	11/1/14	15,070,000	15,553,295
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Improvement Revenue (Insured; FGIC)	5.75	11/1/15	10,000,000	10,279,400
Harris County Hospital District, Mortgage Revenue (Insured; AMBAC)	7.40	2/15/10	1,845,000	1,944,888
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Airport Improvement Projects)	5.70	7/15/29	2,000,000	1,499,260
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	6.75	7/1/21	10,000,000	8,870,500

Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	7.00	7/1/29	5,800,000	5,109,162
Houston, Combined Utility System, First Lien Revenue (Insured; FSA)	5.25	5/15/21	18,075,000	19,424,480
Houston Area Water Corporation, City of Houston Contract Revenue (Northeast Water Purification Plant Project) (Insured; FGIC)	5.25	3/1/12	2,470,000 [a]	2,668,662
North Texas Tollway Authority, System Revenue	5.75	1/1/40	15,000,000	15,456,000
San Antonio, Water System Revenue (Insured; FSA)	5.50	5/15/20	2,500,000	2,662,825
Tarrant County Health Facilities Development Corporation, Health Resources System Revenue (Insured; MBIA)	5.75	2/15/14	9,470,000	10,610,093
Texas Transportation Commission, State Highway Fund First Tier Revenue	5.00	4/1/26	20,000,000	20,929,200
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	12,000,000	12,484,320
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.50	8/15/39	2,500,000	2,566,550
Tyler Health Facilities Development Corporation, HR Refunding and Improvement Bonds (East Texas Medical Center Regional Healthcare System Project)	5.38	11/1/37	20,000,000	17,853,200
Utah--.6%				
Intermountain Power Agency, Subordinated Power Supply Revenue	5.25	7/1/22	11,000,000	11,381,040
Virginia--1.4%				
Danville Industrial Development Authority, HR (Danville Regional Medical Center) (Insured; AMBAC)	5.25	10/1/28	1,500,000	1,644,750
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds	5.50	6/1/15	10,000,000 [a]	11,099,600
Upper Occoquan Sewage Authority, Regional Sewerage System				

Revenue (Insured; MBIA)	5.15	7/1/20	5,210,000	5,745,380
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	5.00	10/1/26	8,500,000	8,388,990
Washington--2.2%				
Bellevue (Insured; MBIA)	5.50	12/1/39	12,000,000	12,693,600
Seattle, Municipal Light and Power Revenue, Improvement (Insured; FSA)	5.50	3/1/13	11,585,000	12,325,861
Seattle, Municipal Light and Power Revenue, Improvement (Insured; FSA)	5.50	3/1/16	15,400,000	16,384,830
West Virginia--.9%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project)	5.25	10/15/37	10,000,000	9,722,300
West Virginia, Infrastructure GO (Insured; FGIC)	6.50	11/1/16	2,600,000 [a]	3,208,686
West Virginia State Building Commission, Subordinate LR (West Virginia Regional Jail and Correctional Facility Authority) (Insured; AMBAC)	5.38	7/1/21	2,505,000	2,770,931
West Virginia Water Development Authority, Water Development Revenue (Loan Program II) (Insured; AMBAC)	5.00	11/1/29	1,400,000	1,412,950
Wisconsin--2.2%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	25,000,000	25,887,000
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	5.63	2/15/29	9,725,000	9,636,016
Wisconsin Health and Educational Facilities Authority, Revenue (FH Healthcare Development Inc. Project)	6.25	11/15/09	5,000,000 [a]	5,335,950
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	1,000,000	965,480
U.S. Related--1.8%				
Puerto Rico Highways and Transportation Authority, Transportation Revenue	6.00	7/1/10	20,050,000 [a]	21,676,857
Puerto Rico Infrastructure				

Financing Authority, Special Obligation	5.50	10/1/32	7,000,000	7,290,570
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/36	23,150,000	4,910,347
Total Long-Term Municipal Investments (cost $1,835,896,904)				**1,858,796,251**

Short-Term Municipal Investments--2.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--.1%				
Orange County Special Financing Authority, Teeter Plan Revenue (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	1.95	6/7/08	1,000,000 f	1,000,000
Florida--.1%				
Pinellas County Health Facilities Authority, Revenue, Refunding (Pooled Hospital Loan Program) (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	4.00	6/1/08	1,600,000 f	1,600,000
Iowa--.1%				
Iowa Higher Education Loan Authority, Private College Facility Revenue, Refunding (Loras College Project) (LOC; ABN-AMRO)	1.45	6/1/08	2,000,000 f	2,000,000
Pennsylvania--1.1%				
Harrisburg Authority, School Revenue (The School District of the City of Harrisburg Project) (Insured; AMBAC and Liquidity Facility; Westdeutshe Landesbank)	1.90	6/7/08	21,415,000 f	21,415,000
Tennessee--.9%				
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	3.00	6/1/08	1,050,000 f	1,050,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	3.00	6/1/08	8,950,000 f	8,950,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.00	6/1/08	2,930,000 f	2,930,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue				

(Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.00	6/1/08	4,200,000 f	4,200,000

Vermont--.6%

Vermont Educational and Health Buildings Financing Agency, Revenue (Brattleboro Memorial Hospital Project) (LOC; TD Banknorth NA)	1.30	6/1/08	10,680,000 f	10,680,000
Total Short-Term Municipal Investments (cost $53,825,000)				**53,825,000**
Total Investments (cost $1,889,721,904)			**101.8%**	**1,912,621,251**
Liabilities, Less Cash and Receivables			**(1.8%)**	**(33,350,209)**
Net Assets			**100.0%**	**1,879,271,042**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Security issued with a zero coupon. Income is recognized through the accretion of discount.

c   Purchased on a delayed delivery basis.

d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $117,417,151 or 6.2% of net assets.

e   Collateral for floating rate borrowings.

f   Securities payable on demand. Variable interest rate--subject to periodic change.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $1,889,721,904. Net unrealized appreciation on investments was $22,899,347 of which $70,718,912 related to appreciated investment securities and $47,819,565 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation

HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier High Income Fund
May 31, 2008 (Unaudited)

Bonds and Notes--93.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.5%				
MOOG,				
Sr.Sub. Notes	7.25	6/15/18	1,000,000 a	**1,012,500**
Auto Related--4.8%				
Ford Motor Credit,				
Sr. Unscd. Notes	7.38	10/28/09	3,350,000	3,263,788
General Motors Nova Finance,				
Gtd. Bonds	6.85	10/15/08	500,000	497,500
GMAC,				
Sr. Unsub. Notes	5.85	1/14/09	1,150,000	1,129,866
Goodyear Tire & Rubber,				
Sr. Unscd. Notes	7.86	8/15/11	1,000,000	1,030,000
Goodyear Tire & Rubber,				
Gtd. Notes	8.66	12/1/09	1,500,000 b	1,509,375
Lear,				
Gtd. Notes, Ser. B	8.75	12/1/16	1,000,000	912,500
Tenneco,				
Sr. Unscd. Notes	8.13	11/15/15	500,000 a	507,500
United Components,				
Gtd. Notes	9.38	6/15/13	750,000	735,000
				9,585,529
Broadcasting & Media--1.6%				
Allbritton Communications,				
Sr. Sub. Notes	7.75	12/15/12	1,500,000	1,511,250
LIN Television,				
Gtd. Notes	6.50	5/15/13	750,000	715,312
Salem Communications Holding,				
Gtd. Notes	7.75	12/15/10	1,000,000	941,250
				3,167,812
Cable & Media--4.6%				
Cablevision Systems,				
Sr. Unscd. Notes, Ser. B	7.13	4/1/09	1,500,000 b	1,515,000
Cablevision Systems,				
Sr. Unscd. Notes, Ser. B	8.00	4/15/12	2,250,000 b	2,199,375
DirecTV Holdings/Financing,				
Gtd. Notes	8.38	3/15/13	500,000	518,750
Echostar DBS,				
Gtd. Notes	5.75	10/1/08	500,000	501,250
Echostar DBS,				
Gtd. Notes	6.63	10/1/14	1,500,000	1,417,500
Echostar DBS,				
Gtd. Notes	7.13	2/1/16	200,000	192,000
Mediacom Broadband,				
Sr. Unscd. Notes	8.50	10/15/15	500,000	456,250
Mediacom,				
Sr. Unscd. Notes	9.50	1/15/13	500,000	480,000
Videotron,				
Sr. Notes	9.13	4/15/18	500,000 a	537,500
Virgin Media Finance,				
Gtd. Notes	9.13	8/15/16	1,500,000	1,477,500
				9,295,125

Chemicals--1.3%

Nalco,				
Sr. Sub. Notes	8.88	11/15/13	1,500,000	1,586,250
PolyOne,				
Sr. Unscd. Notes	8.88	5/1/12	1,000,000	1,032,500
				2,618,750

Consumer Products--2.4%

Da-Lite Screen,				
Sr. Notes	9.50	5/15/11	1,500,000	1,432,500
Jarden,				
Gtd. Notes	7.50	5/1/17	500,000	448,750
Leslie's Poolmart,				
Sr. Unscd. Notes	7.75	2/1/13	2,000,000	1,890,000
Visant Holding,				
Sr. Notes	8.75	12/1/13	1,000,000	1,000,000
				4,771,250

Environmental & Facilities Services--1.5%

Casella Waste Systems,				
Gtd. Notes	9.75	2/1/13	2,000,000	2,010,000
Waste Services,				
Sr. Sub. Notes	9.50	4/15/14	1,000,000	1,007,500
				3,017,500

Food & Beverages--2.1%

Constellation Brands,				
Gtd. Notes	7.25	5/15/17	1,000,000	992,500
Del Monte,				
Gtd. Notes	8.63	12/15/12	500,000 b	515,000
Michael Foods,				
Gtd. Notes	8.00	11/15/13	1,750,000	1,741,250
Pinnacle Foods Finance,				
Gtd. Notes	9.25	4/1/15	1,000,000	925,000
				4,173,750

Food & Drugs--.8%

Stater Brothers Holdings,				
Gtd. Notes	7.75	4/15/15	750,000	757,500
Stater Brothers Holdings,				
Gtd. Notes	8.13	6/15/12	750,000	768,750
				1,526,250

Gaming--5.3%

Boyd Gaming,				
Jr. Sub. Notes	7.75	12/15/12	1,250,000	1,168,750
Caesars Entertainment,				
Gtd. Notes	7.88	3/15/10	350,000	333,375
Chukchansi Economic Development				
Authority, Sr. Unscd. Notes	6.33	11/15/12	500,000 a,b	435,000
MGM Mirage,				
Gtd. Notes	6.00	10/1/09	1,650,000	1,647,937
Mohegan Tribal Gaming,				
Gtd. Notes	6.38	7/15/09	500,000	502,500
Mohegan Tribal Gaming,				
Gtd. Notes	6.88	2/15/15	150,000	127,500
MTR Gaming Group,				
Gtd. Notes, Ser. B	9.75	4/1/10	1,000,000	1,012,500
Penn National Gaming,				
Sr. Sub. Notes	6.75	3/1/15	500,000	498,750
Penn National Gaming,				
Gtd. Notes	6.88	12/1/11	500,000	492,500
Pinnacle Entertainment,				

Gtd. Notes	8.25	3/15/12	1,500,000	1,518,750
Seneca Gaming,				
Sr. Unscd. Notes	7.25	5/1/12	1,000,000	970,000
Seneca Gaming,				
Sr. Unscd. Notes, Ser. B	7.25	5/1/12	1,000,000	970,000
Shuffle Master,				
Sr. Notes	1.25	4/15/24	1,000,000	891,250
				10,568,812
Health Care--11.5%				
Advanced Medical Optics,				
Sr. Sub. Notes	3.25	8/1/26	1,000,000	778,750
Advanced Medical Optics,				
Gtd. Notes	7.50	5/1/17	1,000,000	940,000
Carriage Services,				
Gtd. Notes	7.88	1/15/15	1,000,000	990,000
Community Health Systems,				
Gtd. Notes	8.88	7/15/15	2,000,000	2,072,500
DaVita,				
Gtd. Notes	7.25	3/15/15	1,500,000	1,473,750
HCA,				
Sr. Unscd. Notes	6.75	7/15/13	500,000	455,000
HCA,				
Sr. Scd. Notes	9.25	11/15/16	2,500,000	2,646,875
Health Management Associates,				
Sr. Notes	6.13	4/15/16	1,000,000	925,000
LifePoint Hospitals,				
Sr. Sub. Notes	3.25	8/15/25	750,000	655,312
LVB Acquisition Merger,				
Gtd. Bonds	10.00	10/15/17	1,000,000 a	1,077,500
Par Pharmaceutical Cos.,				
Sr. Sub. Notes	2.88	9/30/10	750,000	667,500
Psychiatric Solutions,				
Gtd. Notes	7.75	7/15/15	1,500,000	1,545,000
Reable Therapeutics Finance,				
Sr. Unscd. Notes	10.88	11/15/14	1,250,000 a	1,253,125
Service Corp. International,				
Sr. Unscd. Notes	6.75	4/1/16	500,000 b	478,750
Service Corp. International,				
Sr. Unscd. Notes	7.63	10/1/18	1,000,000	1,025,000
Stewart Enterprises,				
Gtd. Notes	6.25	2/15/13	600,000 b	571,500
United Surgical Partners,				
Gtd. Notes	8.88	5/1/17	1,250,000	1,231,250
Universal Hospital Services,				
Sr. Scd. Notes	8.29	6/1/15	2,000,000 b	1,905,000
Vanguard Health Holding II,				
Gtd. Notes	9.00	10/1/14	1,000,000	1,032,500
Warner Chilcott,				
Gtd. Notes	8.75	2/1/15	1,500,000 b	1,545,000
				23,269,312
Investment Companies--.6%				
Nuveen Investments,				
Sr. Notes	10.50	11/15/15	1,250,000 a	**1,181,250**
Manufacturing--2.2%				
Chart Industries,				
Sr. Sub. Notes	9.13	10/15/15	1,750,000 b	1,804,688
SPX,				
Sr. Notes	7.63	12/15/14	1,000,000 a	1,041,250

Terex,				
Sr. Sub. Notes	8.00	11/15/17	1,000,000	1,027,500
Trimas,				
Gtd. Notes	9.88	6/15/12	500,000	467,500
				4,340,938

Media/Diversified & Services--4.5%

Hughes Network Systems,				
Gtd. Notes	9.50	4/15/14	2,500,000	2,537,500
Intelsat Bermuda,				
Gtd. Notes	9.25	6/15/16	1,000,000	1,015,000
Intelsat Bermuda,				
Gtd. Notes	11.25	6/15/16	2,100,000	2,152,500
Lamar Media,				
Sr. Unscd. Notes, Ser. C	6.63	8/15/15	500,000	473,750
Lamar Media,				
Sr. Unscd. Notes	6.63	8/15/15	750,000	710,625
Quebecor Media,				
Sr. Unscd. Notes	7.75	3/15/16	500,000	492,500
Quebecor Media,				
Sr. Unscd. Notes	7.75	3/15/16	1,750,000	1,723,750
				9,105,625

Mining & Metals--1.5%

Arch Western Finance,				
Sr. Scd. Notes	6.75	7/1/13	1,500,000 b	1,488,750
Massey Energy,				
Gtd. Notes	6.63	11/15/10	1,000,000	1,002,500
Massey Energy,				
Gtd. Notes	6.88	12/15/13	500,000	495,000
				2,986,250

Non Food & Drug--2.6%

Buhrmann US,				
Gtd. Notes	8.25	7/1/14	2,000,000	1,907,500
Penske Auto Group,				
Gtd. Bonds	7.75	12/15/16	500,000	467,500
Sally Holdings,				
Gtd. Notes	9.25	11/15/14	750,000	750,000
Susser Holdings,				
Gtd. Notes	10.63	12/15/13	1,412,000	1,461,420
Yankee Acquisition,				
Gtd. Notes, Ser. B	8.50	2/15/15	750,000	615,938
				5,202,358

Oil & Gas--9.7%

Berry Petroleum,				
Sr. Sub. Notes	8.25	11/1/16	1,050,000	1,081,500
Complete Production Services,				
Gtd. Notes	8.00	12/15/16	1,250,000	1,271,875
Compton Petroleum Finance,				
Gtd. Notes	7.63	12/1/13	1,500,000	1,475,625
Denbury Resources,				
Gtd. Notes	7.50	4/1/13	1,000,000	1,015,000
Denbury Resources,				
Gtd. Notes	7.50	12/15/15	1,000,000	1,017,500
Encore Acquisition,				
Gtd. Notes	6.00	7/15/15	1,500,000	1,432,500
Encore Acquisition,				
Gtd. Notes	6.25	4/15/14	750,000	727,500
Exco Resources,				
Gtd. Notes	7.25	1/15/11	500,000	493,125

Key Energy Services,				
Gtd. Notes	8.38	12/1/14	1,000,000 a	1,037,500
Mariner Energy,				
Gtd. Notes	8.00	5/15/17	1,500,000	1,458,750
PetroHawk Energy,				
Gtd. Notes	9.13	7/15/13	2,065,000	2,157,925
Petroplus Finance,				
Gtd. Notes	7.00	5/1/17	2,250,000 a	2,041,875
Range Resources,				
Gtd. Notes	7.25	5/1/18	1,500,000	1,530,000
Sandridge Energy,				
Sr. Notes	8.00	6/1/18	1,000,000 a	1,017,500
W&T Offshore,				
Gtd. Notes	8.25	6/15/14	2,000,000 a	1,940,000
				19,698,175
Packaging & Containers--2.2%				
BWAY,				
Gtd. Notes	10.00	10/15/10	1,000,000 b	1,012,500
Greif,				
Gtd. Notes	6.75	2/1/17	1,000,000	1,000,000
Owens Brockway Glass Container,				
Gtd. Notes	6.75	12/1/14	500,000	508,750
Owens Brockway Glass Container,				
Gtd. Notes	8.25	5/15/13	1,050,000	1,092,000
Silgan Holdings,				
Sr. Sub. Notes	6.75	11/15/13	750,000	723,750
				4,337,000
Paper & Forest Products--2.4%				
Domtar,				
Gtd. Notes	7.88	10/15/11	500,000	515,625
Graphic Packaging International,				
Gtd. Notes	8.50	8/15/11	1,000,000	1,015,000
New Page,				
Sr. Scd. Notes	10.00	5/1/12	750,000 a	802,500
Rock-Tenn,				
Sr. Unscd. Notes	8.20	8/15/11	500,000	522,500
Rock-Tenn,				
Gtd. Notes	9.25	3/15/16	1,000,000 a	1,060,000
Smurfit-Stone Container,				
Sr. Unscd. Notes	8.00	3/15/17	1,000,000	867,500
				4,783,125
Printing & Publishing--.7%				
Cenveo,				
Sr. Sub. Notes	7.88	12/1/13	1,000,000	872,500
Local Insight Regatta Holdings,				
Sr. Sub. Notes	11.00	12/1/17	750,000 a	506,250
				1,378,750
Restaurants--.8%				
Seminole Hard Rock Entertainment,				
Sr. Scd. Notes	5.30	3/15/14	2,000,000 a,b	**1,700,000**
Support Services--8.0%				
Aramark,				
Sr. Unscd. Notes	8.50	2/1/15	3,000,000	3,086,250
Corrections Corp. of America,				
Gtd. Notes	7.50	5/1/11	1,500,000	1,518,750
Education Management,				
Gtd. Notes	10.25	6/1/16	1,000,000	957,500
FTI Consulting,				

Gtd. Notes	7.75	10/1/16	1,250,000	1,303,125
Hertz,				
Gtd. Notes	8.88	1/1/14	2,250,000	2,250,000
HUB International Holdings,				
Sr. Sub. Notes	10.25	6/15/15	1,250,000 a	931,250
Iron Mountain,				
Gtd. Notes	7.75	1/15/15	1,000,000	1,025,000
Iron Mountain,				
Gtd. Notes	8.63	4/1/13	500,000	510,000
L-1 Identity Solutions I,				
Sr. Unscd. Notes	3.75	5/15/27	650,000	581,750
Mac-Gray,				
Sr. Unscd. Notes	7.63	8/15/15	1,250,000	1,225,000
RSC Equipment Rental,				
Gtd. Notes	9.50	12/1/14	1,000,000	880,000
Verifone Holdings,				
Sr. Notes	1.63	6/15/12	750,000 a,b	580,312
West,				
Gtd. Notes	9.50	10/15/14	1,250,000	1,175,000
				16,023,937
Technology--3.1%				
Celestica,				
Sr. Sub. Notes	7.63	7/1/13	500,000	495,000
Celestica,				
Sr. Sub. Notes	7.88	7/1/11	500,000	504,375
Flextronics International,				
Sr. Sub. Notes	6.50	5/15/13	500,000	495,000
Sungard Data Systems,				
Gtd. Notes	9.13	8/15/13	1,500,000	1,552,500
Sungard Data Systems,				
Gtd. Notes	10.25	8/15/15	1,250,000	1,306,250
Syniverse Technologies,				
Gtd. Notes, Ser. B	7.75	8/15/13	2,000,000	1,930,000
				6,283,125
Telecommunications--8.0%				
Centennial Communication,				
Sr. Unscd. Notes	10.00	1/1/13	500,000	502,500
Centennial Communications,				
Sr. Unscd. Notes	8.13	2/1/14	500,000 b	497,500
Centennial Communications,				
Sr. Notes	8.45	1/1/13	1,000,000 b	957,500
Cincinnati Bell,				
Gtd. Notes	8.38	1/15/14	1,500,000	1,500,000
Citizens Communications,				
Sr. Unscd. Notes	6.25	1/15/13	500,000	472,500
Citizens Communications,				
Sr. Unscd. Notes	6.63	3/15/15	1,200,000	1,125,000
Citizens Communications,				
Sr. Unscd. Notes	7.88	1/15/27	500,000	452,500
Nordic Telephone Holdings,				
Sr. Scd. Bonds	8.88	5/1/16	3,500,000 a	3,465,000
Paetec Holding,				
Gtd. Notes	9.50	7/15/15	2,000,000	1,890,000
Qwest Capital Funding,				
Gtd. Notes	7.25	2/15/11	2,300,000	2,259,750
Qwest,				
Sr. Unscd. Notes	8.88	3/15/12	500,000 b	526,250
Windstream,				

Gtd. Notes	7.00	3/15/19	2,000,000	1,905,000
Windstream,				
Gtd. Notes	8.63	8/1/16	500,000	519,375
				16,072,875
Textiles & Apparel--.9%				
Hanesbrands,				
Gtd. Notes, Ser. B	8.20	12/15/14	750,000 b	701,250
Warnaco,				
Sr. Unscd. Notes	8.88	6/15/13	1,000,000	1,042,500
				1,743,750
Transportation--1.9%				
Bristow Group,				
Gtd. Notes	6.13	6/15/13	500,000	485,000
Bristow Group,				
Gtd. Notes	7.50	9/15/17	1,000,000	1,030,000
CHC Helicopter,				
Gtd. Notes	7.38	5/1/14	1,000,000	1,017,500
Gulfmark Offshore,				
Gtd. Notes	7.75	7/15/14	1,250,000 b	1,281,250
				3,813,750
Utilities--7.9%				
AES,				
Sr. Notes	8.00	6/1/20	250,000 a	246,875
Dynegy Holdings,				
Sr. Unscd. Notes	6.88	4/1/11	1,000,000	987,500
Dynegy Holdings,				
Sr. Unscd. Debs.	7.13	5/15/18	500,000	463,750
Dynegy Holdings,				
Sr. Unscd. Notes	8.38	5/1/16	1,000,000	1,010,000
Edison Mission Energy,				
Sr. Unscd. Notes	7.00	5/15/17	500,000	491,250
Edison Mission Energy,				
Sr. Unscd. Notes	7.20	5/15/19	1,500,000	1,470,000
Edison Mission Energy,				
Sr. Unscd. Notes	7.63	5/15/27	1,000,000	947,500
El Paso Natural Gas,				
Sr. Unscd. Notes	7.25	6/1/18	1,000,000	1,008,750
Energy Future Holdings,				
Gtd. Notes	10.88	11/1/17	750,000 a	785,625
Inergy,				
Sr. Unscd. Notes	6.88	12/15/14	1,500,000	1,455,000
Ipalco Enterprises,				
Sr. Scd. Notes	7.25	4/1/16	1,500,000 a	1,507,500
MarkWest Energy Partners,				
Sr. Notes	8.75	4/15/18	1,750,000 a	1,841,875
NRG Energy,				
Gtd. Notes	7.38	2/1/16	2,500,000	2,443,750
Texas Computer Electric Holdings,				
Gtd. Notes	10.25	11/1/15	1,250,000 a	1,282,813
				15,942,188
Total Bonds and Notes				
(cost $190,957,622)				**187,599,686**

Preferred Stocks--.0%	Shares	Value ($)
Broadcasting & Media		
Spanish Broadcasting System,		
Ser. B, Cum. $107.51		
(cost $721)	1	**419**

Other Investment--5.3%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $10,609,000)	10,609,000 [c]	**10,609,000**
Total Investments (cost $201,567,343)	**98.7%**	**198,209,105**
Cash and Receivables (Net)	**1.3%**	**2,706,550**
Net Assets	**100.0%**	**200,915,655**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $27,792,500 or 13.8% of net assets.

b Variable rate security--interest rate subject to periodic change.

c Investment in affiliated money market mutual fund.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $201,567,343.
Net unrealized depreciation on investments was $3,358,238 of which $1,946,690 related to appreciated investment securities and $5,304,928 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.